Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            ENTREE GOLD PROVIDES MONGOLIA EXPLORATION UPDATE

            VANCOUVER, Sept. 29 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") has committed a further US$1.9 million to continue its systematic work targeting prospective formations on its 100%-owned Shivee West property in Mongolia. The Shivee West exploration program reflects Entree's strategy to explore for and potentially expand its growing portfolio of gold and copper resources in Mongolia and on its other projects worldwide.
            In February 2010, the Company approved a budget of US$4.0 million for exploration on its Shivee West property. Surface work began in April along the
Shivee West Trend and consisted of a deep-probing induced polarization ("IP")
survey, a close-spaced gravity survey, geochemical sampling and detailed geological mapping to augment the existing database followed by a diamond drilling program initiated in late June. The program has been successful in furthering our understanding of the geology of Shivee West, resulting in the budget expansion to continue exploring until year end. A further four holes are planned to complete the Company's 2010 exploration program.
            Greg Crowe, President of Entree, commented, "We are excited at the growing potential for additional discoveries both on our 100%-owned ground and on the Entree-Ivanhoe JV ground. Porphyry systems often host multiple orebodies that occur along parallel structural trends. BHP Billiton and
Ivanhoe tested the original surface showings at Oyu Tolgoi with numerous holes from 1997 onwards. However, the rich Hugo Dummett orebody was not discovered until 2003. The new Heruga North deposit was not discovered until 2010 and only after the completion of more than 1,600 drill holes. Entree's program to test for deep, blind deposits at Shivee West is by comparison in its infancy.
We will continue to test viable targets at Shivee West using a systematic, step-by-step approach to exploration."
            The Shivee West Trend parallels the prolific Oyu Tolgoi Trend located 10 kilometres to the east. Drill targets were derived from the interpretation of geological, geochemical and geophysical information collected over a number of years. This information was integrated with updated research which has led to a better understanding of the formation and geological setting of the Oyu
Tolgoi deposits and their significance with respect to the Shivee West Trend.
The proximity to the Oyu Tolgoi system combined with results from the above described surveys, suggest potential for the formation of other porphyry deposits in the district. Entree has conducted numerous deep-probing IP, gravity and geochemical surveys in search of viable drilling targets on Shivee
West.
            To date in 2010, 7,682 metres have been completed in eight holes testing deep targets along this trend. A key result is the intersection of stratigraphy interpreted to correlate with the Devonian age host rocks associated with copper-gold mineralization at Oyu Tolgoi. Rocks containing variable sulphide mineralization, including minor chalcopyrite, the main copper-bearing phase at Oyu Tolgoi, have been identified in several holes.
Full assay results are pending.
            Surface work and/or drilling is either planned or underway on the
Entree-Ivanhoe joint venture ground located both to the north and south of the
Oyu Tolgoi mining licence. The surface work consists mainly of deep penetrating proprietary IP surveying which has been extended to cover the
Ulaan Khud prospect located approximately 7 kilometres northwards of the Hugo
North Extension deposit. Previous shallow drilling in this area outlined a low grade copper occurrence in a geological setting similar to that of the Oyu
Tolgoi mineralization. This mineralization appears to be open ended towards
Entree's northern boundary with the Ivanhoe-BHP Billiton joint venture ground.
Some higher grade intervals (e.g. EGD127 - 34 metres grading 1.08% Cu and 0.45
g/t Au) are present within the Ulaan Khud zone. Further work will need to focus on the potential occurrence of higher grades at depth as has been clearly demonstrated in several of the orebodies throughout the Oyu Tolgoi system.
            North of the Hugo North Extension, up to five deep core holes have been discussed by project operator, Oyu Tolgoi LLC along the projected extension of the Oyu Tolgoi Trend. Hole EGD081B, drilled in 2005 and located approximately
750 metres north of the currently defined Hugo North Extension resource and
1,300 metres north of the Entree-Ivanhoe property boundary, intersected 48 metres averaging 0.45% copper and 0.02 g/t gold. This hole is believed to have located the top of the mineralized system, thereby extending the potential strike length of the Hugo North Extension mineralization. Similarly, shallow, low-grade copper and gold mineralization at Ulaan Khud Zone, almost 7 kilometres north from the mineralization intersected in hole EGD081B, further attests to significant potential for the discovery of additional mineralization along the entire 8.5 kilometres of the Oyu Tolgoi trend northwards from the currently defined Hugo North Extension deposit.
            Two core holes were completed earlier in the year on Heruga Southwest, located approximately 5 kilometres southwest of the Heruga orebody, on the
Entree-Ivanhoe joint venture property. One hole intersected copper mineralization (EGD035A - 56 metres grading 0.6 % Cu) at a depth of approximately 1400 metres in Devonian-aged volcanics. A second hole that was drilled to intersect the mineralization up dip on the same section entered a younger Carboniferous-aged intrusion. Proprietary deep-penetrating IP surveying is being extended to cover this area. Future drilling may be proposed once the additional information has been fully interpreted.

            QUALIFIED PERSON

            James R. Foster, P.Geo., Entree's Exploration Manager - Lookout Hill, and
a qualified person as defined by NI 43-101, supervised the preparation of the information in this news release.

            ABOUT ENTREE GOLD INC.

            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The
Company's flagship Lookout Hill property in Mongolia completely surrounds the
8,500-hectare Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout
Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North
Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.
            Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
            In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset in Nevada is the
Ann Mason property, which contains an inferred mineral resource and considerable potential for additional targets. Entree optioned two contiguous properties to Ann Mason, Blackjack and Roulette, through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.
            The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately C$30 million, the Company is well-funded for future activities.
            Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 13% and 12% of issued and outstanding shares, respectively.

            This News Release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation
Reform Act of 1995, with respect to planned exploration programs at Shivee
West and on the Entree-Ivanhoe joint venture ground, the potential for additional discoveries, and potential mineralization on the Entree-Ivanhoe joint venture ground. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.
While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements. In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company's Annual Information Form for the financial year ended December 31, 2009, dated March 31, 2010 filed with the
Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

            %CIK: 0001271554

            /For further information: Monica Hamm - Manager, Investor Relations,
Entree Gold Inc., Tel: 604-687-4777, Fax: 604-687-4770, Toll Free:
866-368-7330, E-mail: mhamm(at)entreegold.com/
            (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 09:00e 29-SEP-10